                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D
                         UNDER THE EXCHANGE ACT OF 1934


                             Franklin Bancorp, Inc.
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                                (Name of Issuer)

                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                    35242V105
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Richard J. Perry, Jr., Esquire
                            Perry & Associates, P.C.
                           1826 Jefferson Place, N.W.
                             Washington, D.C.  20036
                                 (202) 775-8109
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 31, 2003
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                        Exhibit Index at page 13

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CUSIP NUMBER   35242V105
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     1.        NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY)

               Financial Institution Partners II, L.P. / 36-4131559

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     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
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     3.        SEC Use Only

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     4.        SOURCE OF FUNDS

               WC
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     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e). [  ]

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     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Delaware
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NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    346,287 Shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    346,287 Shares
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    346,287 Shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
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     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    9.4%
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     14.       TYPE OF REPORTING PERSON
                    PN
-------------------------------------------------------------------------------

Page 2 of 21

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CUSIP NUMBER   636912206
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     1.        NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY)

               Hovde Capital, L.L.C / 91-1825712
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     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
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     3.        SEC Use Only

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     4.        SOURCE OF FUNDS

               AF
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     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e). [  ]

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     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Nevada
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NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH(1)
                    346,287 Shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    346,287 Shares
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    346,287 Shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    9.4%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    OO
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(1)  Of the 346,287 Shares beneficially owned by Hovde Capital, L.L.C., 346,287 are as General Partner of Financial Institution Partners II, L.P., the direct owner.

Page 3 of 21

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CUSIP NUMBER   35242V105
-------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY)

               Eric D. Hovde
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

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     4.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e). [  ]

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     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH(2)
                    346,287 Shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    346,287 Shares
               ----------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    346,287 Shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    9.4%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    IN
-------------------------------------------------------------------------------
(2)   Of the 346,287 Shares beneficially owned by Eric D. Hovde, 346,287 are  as
President,  Chief  Executive  Officer, and Managing  Member  of  Hovde  Capital,
L.L.C.,  the  General Partner of Financial Institution Partners  II,  L.P.,  the
direct owner.

Page 4 of 21

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CUSIP NUMBER   35242V105
-------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY)

               Steven D. Hovde
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e) [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH(3)
                    346,287 Shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    346,287 Shares
               ----------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    346,287 Shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               9.4%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
               IN
-------------------------------------------------------------------------------
(3)  Of the 346,287 shares beneficially owned by Steven D. Hovde, 346,287 are as
Chairman  of  Hovde Capital, L.L.C, the General Partner of Financial Institution
Partners II, L.P., the direct owner.

Page 5 of 21

Item 1.  Security and Issuer

     The class of security to which this statement relates is the common stock, no par value, of Franklin Bancorp, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 24725 West Twelve Mile Road, Southfield, MI 48034.

Item 2.  Identity and Background

     The persons filing this statement are Financial Institution Partners II, L.P. (the "Limited Partnership"), Hovde Capital, L.L.C. (the "General Partner"), Eric D. Hovde, and Steven D. Hovde who are collectively referred to herein as the "Reporting Persons." The Limited Partnership is a Delaware limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial institutions and financial services companies. Hovde Capital, L.L.C., a Nevada limited liability company, is the General Partner of Financial Institution Partners II, L.P., the direct owner.

     Eric D. Hovde and Steven D. Hovde each may be deemed to hold beneficial interests in the Shares through ownership of an interest in, and positions as officers and/or members of the General Partner. Eric D. Hovde and Steven D. Hovde are also directors and executive officers of Hovde Financial, Inc. ("Hovde Financial"). Hovde Financial does not beneficially own any of the Shares.

     Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and offices for the Limited Partnership and the General Partner as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the General Partner who are Reporting Persons. The General Partner controls Financial Institution Partners II, L.P., the direct owner.

     None of the Reporting Persons or executive officers, directors or controlling persons of the General Partner have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in
Schedule 2 attached hereto and incorporated herein by reference.

Item 4.  Purpose of Transaction

     On October 24, 2002, the Issuer converted its organizational structure from a national association to a bank holding company. On March 31, 2003, the Issuer filed its first 10-K with the Securities and Exchange Commission (the "Commission"). Because the Reporting Persons own more than five percent of the Shares of the Issuer, the Reporting Persons pursuant to Rule 13d-1(a) are making this initial 13D filing disclosing their beneficial ownership of Shares.

     The Reporting Persons have acquired the Shares for investment purposes and as set forth below:

     Each of the Reporting Persons may independently acquire additional Shares or dispose of some or all of its Shares.

     The Reporting Persons expect to evaluate on an ongoing basis their investment in the Issuer, and may independently from time to time acquire additional Shares, dispose of Shares or formulate other purposes, plans or, proposals regarding the Issuer or the Shares held by the Reporting Persons in addition to those discussed above. Any such acquisitions or dispositions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise.

     Except as described above, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule 1 hereto have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a), (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of April 2, 2003, information relating to the aggregate number of Shares of the Issuer and the percentage of the outstanding Shares of the Issuer as of such date (based upon information provided by the Issuer, there are 3,681,904 Shares outstanding as of that date) as to each of the Reporting Persons. With respect to the Shares set forth on Schedule 3, by virtue of its control over the Limited Partnership, all decisions regarding voting and disposition of the Shares beneficially owned by the Limited Partnership are made by the General Partner, acting through its chairman, chief executive officer, president or managing members. As such, the Limited Partnership and the General Partner share voting and investment power with respect to the Shares. Therefore, as a result of their ownership interest in, and positions as officers and/or managers of the General Partner, Eric D. Hovde and Steven D. Hovde may be deemed to have beneficial ownership of the Shares. Neither the General Partner, nor their executive officers, or controlling persons beneficially owns any Shares personally or otherwise.

     (c) Schedule 4 hereto, which is incorporated by reference herein, describes, as of April 2, 2003, transactions in the Shares effected during the past sixty (60) days.

     (d)  None.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7.  Materials to be filed as Exhibits

Exhibit A -    Consent Agreement pursuant to 17 C.F.R.  13d-1(k)(1)(iii)
Exhibit B -    Addendum to Banc of America Securities LLC Customer Agreement
Exhibit C -    Customer Agreement between Banc of America Securities LLC and
               Financial Institution Partners II, L.P.
Exhibit D -    Prime Broker Agreement between Banc of America Securities LLC and Financial Institution Partners II, L.P.
Exhibit E -    Partnership Agreement between Banc of America Securities LLC and Financial Institution Partners II, L.P.


                                   Signatures


     After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.

                         FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                         By:  /s/ Richard J. Perry, Jr.
                         -------------------------------------------------
                              Richard J. Perry, Jr.
                         Its: Secretary

                         HOVDE CAPITAL, L.L.C.

                         By:  /s/ Richard J. Perry, Jr.
                         -------------------------------------------------
                              Richard J. Perry, Jr.
                         Its: Secretary

                         ERIC D. HOVDE

                         /s/ Eric D. Hovde
                         -------------------------------------------------

                         STEVEN D. HOVDE

                         /s/ Steven D. Hovde
                         -------------------------------------------------


Dated:    04/02/03

                                   Schedule 1

                    INFORMATION RELATING TO REPORTING PERSONS

                                   Principal Business and
                                   Address of Principal Business
Name                               or Principal Office
----                               ------------------------------

Financial Institution              Limited partnership formed to
Partners II, L.P.                  make investments primarily in equity
                                   securities of financial institutions and
                                   financial services companies.

                                   1824 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Delaware

Hovde Capital, L.L.C.              Limited liability company formed to serve as
                                   the general partner of Financial Institution
                                   Partners II, L.P.

                                   1824 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Nevada



    INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING
                                     PERSONS

NAME                          PRINCIPAL OCCUPATION
ADDRESS                       BUSINESS ADDRESS              CITIZENSHIP
-------                       --------------------          -----------
Steven D. Hovde(4)            Investment banker             U.S.
1629 Colonial Parkway         Hovde Financial, Inc.
Inverness, Illinois 60067     1629 Colonial Parkway
                              Inverness, Illinois 60067
                              Investment banking firm

Eric D. Hovde (5)             Portfolio Manager             U.S.
1826 Jefferson Place, N.W.    Hovde Capital Advisors LLC
Washington, D.C. 20036        1824 Jefferson Place, N.W.
                              Washington, D.C. 20036
                              Registered Investment Adviser

-------------------------------------------------------------------------------
(4) Steven D. Hovde is affiliated with the following Reporting Persons:
Chairman of Hovde Capital, L.L.C.

(5) Eric D. Hovde is affiliated with the following Reporting Persons:
President, Chief Executive Officer and Managing Member of Hovde Capital, L.L.C.

                                   SCHEDULE 2

     The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.

                                        Amount
                                        Originally
                    Total               Financed/           Source of
Name                Consideration       Current Balance     Funds
-------------------------------------------------------------------------------

Financial           $ 3,446,268.99      $0                  Working Capital
Institution
Partners II, L.P.

Hovde Capital,      $ 3,446,268.99      $0                  Working Capital
L.L.C.                                                      Of Affiliates

Eric D. Hovde       $ 3,446,268.99      $0                  Working Capital
                                                            Of Affiliates

Steven D. Hovde     $ 3,446,268.99      $0                  Working Capital
                                                            Of Affiliates


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                                   SCHEDULE 3

      The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.

                                                            Approximate
Name                          Number of Shares              Percentage
----                          ----------------              -----------

Financial Institution         346,287                       9.4%
Partners II, L.P.

Hovde Capital, L.L.C.         346,287                       9.4%

Eric D. Hovde                 346,287                       9.4%

Steven D. Hovde               346,287                       9.4%
-------------------------------------------------------------------------------

Aggregate Shares Held by      346,287                       9.4%
Reporting Persons


                                   SCHEDULE 4

Description of Transactions in Shares Effected Within 60 Days.

The Reporting Persons have effected the following transactions in the Shares within sixty (60) days and all subsequent days up to April 2, 2003:

-------------------------------------------------------------------------------
               Transaction    Number of Transaction    Transaction    Broker
               Date           Shares    Price          Type
-------------------------------------------------------------------------------

None

-------------------------------------------------------------------------------


                                  EXHIBIT INDEX

                                                                      Page

Exhibit A -    Consent Agreement to 17 C.F.R. 13d-1(k)(1)(iii)       14

Exhibit B -    Addendum to Banc of America Securities LLC             15
               Customer Agreement

Exhibit C -    Customer Agreement between Banc of America             16
               Securities LLC and Financial Institution
               Partners II, L.P.

Exhibit D -    Prime Broker Agreement between Banc of America         19
               Securities LLC and Financial Institution
               Partners II, L.P.

Exhibit E -    Partnership Agreement between Banc of America          21
               Securities LLC and Financial Institution
               Partners II, L.P.




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                                                                       EXHIBIT A

            Consent Agreement Pursuant to 17 C.F.R. 13d-1(k)(1)(iii)

     Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(k)(1)(iii) with respect to his/its beneficial ownership of the shares of the Issuer.

                         FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                         By:  /s/ Richard J. Perry, Jr.
                         -------------------------------------------------
                              Richard J. Perry, Jr.
                         Its: Secretary

                         HOVDE CAPITAL, L.L.C.

                         By:  /s/ Richard J. Perry, Jr.
                         -------------------------------------------------
                              Richard J. Perry, Jr.
                         Its: Secretary

                         ERIC D. HOVDE

                         /s/ Eric D. Hovde
                         -------------------------------------------------

                         STEVEN D. HOVDE

                         /s/ Steven D. Hovde
                         -------------------------------------------------



Dated:    04/02/03

                                                                      EXHIBIT B

                [ON NATIONSBANC MONTGOMERY SECURITIES LETTERHEAD]


January 22, 1998

Richard Perry
Hovde Financial, Inc.
1826 Jefferson Place, N.W.
Washington, D.C. 20036

Dear Rick,

Regarding the customer agreement, the following will serve as an addendum:

All margin loans made to you will be governed by standard margin procedures outlined in the customer agreement. In the event NationsBanc Montgomery Securities LLC modifies the terms of our mutually agreed upon pricing agreement, or decides to discontinue, or substantially reduce the level of Prime Brokerage Services to your firm, we will provide thirty days' written notice thereof and on and after the last day of such thirty day notice period, unless such notice related to the modification of our pricing agreement and you accepted the terms of such modification within the thirty day notice period, NationsBanc Montgomery Securities LLC shall have the right to make demand for payment of any debit balance then owing with respect to any of your margin accounts.

Glen Dailey
Senior Managing Director

                                                                       EXHIBIT C


                               CUSTOMER AGREEMENT

This agreement sets forth the terms and conditions pursuant to which we, NationsBanc Montgomery Securities LLC, and our successors and assigns, will maintain your account for purchases and sales of "securities and other property," which means, but is not limited to securities, financial instruments, commodities and money of every kind and nature and related contracts and options. This definition includes securities or other property currently or hereafter held, carried or maintained by, or in the possession or control of, us or any of our related entities for any purpose in and for any account now or hereafter opened by you. You understand that, if your account is a cash account, the provisions of paragraphs 18 & 19 are not binding upon you unless you enter into a margin transaction and, if your account is a commodities account, the provisions of paragraph 14 shall not be applicable.

1.APPLICABLE LAW AND REGULATIONS. All transactions in your account shall be subject to all applicable laws and the rules and regulations of all federal, state and self-regulatory agencies, including, but not limited to, the Board of Governors of the Federal Reserve System and the constitution, rules, customs and usages of the exchange or market (and its clearing house) where the transactions are executed.

2.SECURITY INTEREST AND LIEN. All securities or other property which we may at any time be carrying or maintaining for you or which may at any time be in our possession or control for any purpose, including safekeeping, shall be subject to a general lien for the discharge of all of your obligations to us, irrespective of whether or not we have made advances in connection with such securities or other property, and irrespective of the number of accounts you may have with us.

3.DEPOSITS  ON  CASH  TRANSACTIONS.   If  at  any  time  NationsBanc  Montgomery
  Securities LLC considers it necessary for its protection, it may in its discretion require you to deposit cash or collateral in your account to assure due performance by you of your open contractual commitments.

4.BREACH OR DEFAULT. In the event of any breach by you of any agreement with us, or any default by you in any obligation to us, or should you die or file a petition in bankruptcy or for the appointment of a receiver by or against you, or should we for any reason whatsoever deem it necessary for our protection, we are hereby authorized, at our discretion, to sell any or all of the securities and other property in any of your accounts which may be in our possession or control, or which we may be carrying or maintaining for you (either individually or jointly with others), or to buy-in any securities or other property of which your account or accounts may be short, or to cancel any other standing orders, to close out your account or accounts in whole or in part or in order to close out any commitment made on your behalf. Any such sale, purchase or cancellation may be made according to our judgment and may be made, at our discretion, on the exchange or other market where such business is then usually transacted, or at public auction or at private sale, without advertising the same and without notice to you or to your personal representative, and without prior tender, demand or call of any kind upon you, or upon your personal representative (each of which is expressly waived by you), and we may purchase the whole or any part thereof free from any right of redemption, and you shall remain liable for any deficiency; it being understood that a prior tender, demand, call or notice of any kind shall not be considered a waiver of our right to sell or buy any securities and/or other property held by us, or owed us by you, at any time as hereinbefore provided. Nothing in this agreement shall be construed as relieving you of any obligations imposed by law.

5.FINALITY OF REPORTS. Reports of execution of orders and statements of your accounts shall become conclusive if not objected to in writing, the former within five days, and the latter within ten days, after forwarding by us to you by mail or otherwise.

6.RECEIPT OF TRUTH-IN-LENDING. You hereby acknowledge receipt and review of NationsBanc Montgomery Securities LLC's Truth-In-Lending disclosure statement contained here within. You understand that interest will be charged on any debit balances in accordance with the methods described in that statement or in any amendment or revision thereto which may be provided to you. It is understood and agreed that the interest charge made to your account at the close of one charge period will be compounded, unless paid; that is, the unpaid interest charge for previous periods will be added to the opening balance for the next charge period, thereby becoming part of the principal amount due and bearing like interest.

7.TRANSFERS BETWEEN ACCOUNTS. At any time and from time to time, at our discretion, we may without notice to you apply and/or transfer any or all securities and/or other property of yours interchangeably between any of your accounts.

8.SELL  ORDERS.   It is understood and agreed that you will designate  any  sell order for a short account which you place with us as a "short sale" and hereby authorize us to mark such order as being "short," and when placing with us any order for a long account, will designate it as such and hereby authorize us to mark such order as being "long." Any sell order which you shall designate as being for long account as above provided is for securities then owned by you and, if such securities are not then deliverable by us from any of your accounts, the placing of such order shall constitute a representation by you that it is impracticable for you to then deliver such securities to us but that you will deliver them as soon as it is possible for you to do so without undue inconvenience or expense.

9.AGE, BENEFICIAL INTEREST. If you are an individual, you represent that you are of full legal age, and, in any event not less than eighteen years of age. You further represent that no one except you has an interest in your account with us.

10. OPERATIONAL MATTERS. NationsBanc Montgomery Securities LLC primarily uses banks located in California and New York to issue checks. Also, when we hold securities for your account, dividends and interest are credited on or about the payable date as received. Most of our customers prefer to have these funds held in their accounts, and this will be the procedure which we will follow with your account unless you advise us of an alternative procedure which you would prefer. For example, we could arrange for checks to be sent to you monthly. If you require special arrangements, please bring the matter to our attention. NationsBanc Montgomery Securities LLC's policy is not to receive remuneration for directing orders to particular brokers/ dealers or market centers for execution. Notwithstanding this policy, should NationsBanc Montgomery Securities LLC receive such remuneration on any transaction, appropriate disclosure will be made.

11.     CREDIT  REPORT.   NationsBanc Montgomery  Securities  LLC  may,  in  its
  discretion, request an investigative consumer report on you as a credit reference, which report may include information with respect to character, general reputation, personal characteristics and mode of living. In accordance with the Fair Credit Reporting Act, a copy of any such report, if obtained, will be made available to you upon written request.

12.     CLEARANCE  ACCOUNTS.  If NationsBanc Montgomery Securities  LLC  carries your account as clearing broker by arrangement with another broker through whose courtesy your account has been introduced, then unless NationsBanc Montgomery Securities LLC receives from you a written notice to the contrary, NationsBanc Montgomery Securities LLC shall accept from such other broker, without any inquiry or investigation by us, (i) orders for the purchase and sale of securities and other property on margin or otherwise, and (ii) any other instructions concerning said account. You understand NationsBanc Montgomery Securities LLC shall have no responsibility or liability to you for any acts or omissions of such other broker, its officers, employees or agents.

13. WAIVER, ASSIGNMENT AND NOTICES. No term or provision of this Agreement may be waived or modified unless in writing and signed by the party against whom such waiver or modification is sought to be enforced. NationsBanc
  Montgomery  Securities  LLC's  failure to  insist  at  any  time  upon  strict compliance with this Agreement or with any of the terms hereunder or any continued course of such conduct on its part shall in no event constitute or be considered a waiver by NationsBanc Montgomery Securities LLC of any of its rights or privileges. This Agreement contains the entire understanding between you and NationsBanc Montgomery Securities LLC concerning the subject matter of this Agreement. You may not assign your rights or obligations hereunder without first obtaining the prior written consent of NationsBanc Montgomery Securities LLC. Notice or other communications, including margin calls, delivered or mailed to the address given below shall, until
  NationsBanc Montgomery Securities LLC has received notice in writing of a different address, be deemed to have been personally delivered to you.

14.  ARBITRATION.

-    ARBITRATION IS FINAL AND BINDING ON THE PARTIES.

- THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.

- PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.

- THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.


- THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.

YOU AGREE, AND BY CARRYING AN ACCOUNT FOR YOU, WE AGREE, THAT ALL CONTROVERSIES WHICH MAY ARISE BETWEEN US CONCERNING ANY TRANSACTION OR THE CONSTRUCTION, PERFORMANCE OR BREACH OF THIS OR ANY OTHER AGREEMENT BETWEEN US, WHETHER ENTERED INTO PRIOR, ON, OR SUBSEQUENT TO THE DATE HEREOF, SHALL BE DETERMINED BY ARBITRATION. ANY ARBITRATION UNDER THIS AGREEMENT SHALL BE CONDUCTED ONLY IN THE FORUMS PROVIDED BY THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. OR THE BOARD OF GOVERNORS OF THE NEW YORK STOCK EXCHANGE, INC., AS YOU MAY ELECT. IF YOU DO NOT MAKE SUCH ELECTION BY REGISTERED MAIL ADDRESSED TO NATIONSBANC MONTGOMERY SECURITIES LLC, 600 MONTGOMERY STREET, SAN FRANCISCO, CA 94111,
ATTENTION: LEGAL DEPARTMENT, AND RECEIVED WITHIN FIVE DAYS AFTER DEMAND BY US THAT YOU MAKE SUCH ELECTION, THEN NATIONSBANC MONTGOMERY SECURITIES LLC MAY MAKE SUCH ELECTION. THE AWARD OF THE ARBITRATORS, OR OF THE MAJORITY OF THEM, SHALL BE FINAL, AND JUDGMENT UPON ANY AWARD RENDERED BY THE ARBITRATORS MAY BE ENTERED IN ANY COURT HAVING JURISDICTION THEREOF.

No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until:
(i)    the class certification is denied;
(ii)   the class is decertified; or
(iii)  the customer is excluded from the class by the court.
Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein.

15. NEW YORK LAW TO GOVERN. This Agreement and its enforcement shall be governed by the laws of the State of New York (without regard to any principles of conflicts of law) and its provisions shall be continuous; shall cover individually and collectively all accounts which you may open or reopen with us, and shall inure to the benefit of our present organization, and any successor organization, irrespective of any change or changes at any time in the personnel thereof, for any cause whatsoever, and of the assigns of our present organization or any successor organization, and shall be binding upon you, and/or your estate, executors, administrators, heirs and assigns.

16. PARTIAL UNENFORCEABILITY. If any provision herein is or should become inconsistent with any present or future law, rule or regulation of any sovereign government or a regulatory body having jurisdiction over the subject matter of this Agreement or is held to be invalid, void or unenforceable by reason of any law, rule, administrative order or judicial decision, such provision shall be deemed to be rescinded or modified in accordance with any such law, rule, regulation, order or decision. In all other respects, this Agreement shall continue and remain in full force and effect.

17.  LIMIT ORDERS.  NationsBanc Montgomery Securities LLC reserves the right  to
  not   accept  from  customers  limit  orders  in  NASDAQ  or  over-the-counter securities in which it acts as a market maker.

18. MARGIN IN MARGIN ACCOUNTS (NOT APPLICABLE TO CASH ACCOUNTS). You hereby agree to maintain such margin in your margin account as NationsBanc Montgomery Securities LLC may in its discretion require and you agree to pay forthwith on demand any debit balance owing with respect to any of your margin accounts, and if not paid this shall be a breach of this Agreement and NationsBanc Montgomery Securities LLC may take such action as it considers necessary for its protection in accordance with this Agreement. You understand that, even if NationsBanc Montgomery Securities LLC has a policy of giving customers notice of a margin deficiency, NationsBanc Montgomery Securities LLC is not obligated to request additional margin from you, and there may be circumstances where NationsBanc Montgomery Securities LLC will liquidate securities and/or other property in your account without notice to you. You will be charged interest on your debit balance which if not paid at the close of an interest period will be added to the opening balance for the next interest period. Please consult the attached disclosure statement for an outline of NationsBanc Montgomery Securities LLC's interest policies.


                                                                     CASH/MARGIN

19. CUSTOMER'S CONSENT TO LOAN OR PLEDGE OF SECURITIES AND OTHER PROPERTY (NOT APPLICABLE TO CASH ACCOUNTS). You hereby authorize NationsBanc Montgomery Securities LLC to lend either to itself or to others any securities and other property held by NationsBanc Montgomery Securities LLC in your margin account and to carry all such property in its general loans and such property may be pledged, repledged, hypothecated or rehypothecated, without notice to you, either separately or in common with other such property for any amounts due to NationsBanc Montgomery Securities LLC thereon or for a greater sum, and NationsBanc Montgomery Securities LLC shall have no obligation to retain a like amount of similar property in its possession and control.

  BY SIGNING THIS AGREEMENT YOU ACKNOWLEDGE THAT THE SECURITIES IN YOUR MARGIN ACCOUNT MAY BE LOANED TO NATIONSBANC MONTGOMERY SECURITIES LLC OR LOANED OUT TO OTHERS AND THAT YOU HAVE RECEIVED AND REVIEWED A COPY OF THIS AGREEMENT.

  THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE AT PAGES 2-3 AT PARAGRAPH 14.

  IF JOINT ACCOUNT BOTH PARTIES MUST SIGN. Persons signing on behalf of others please indicate title or capacity in which you have signed.



     Financial Institution Partners II, L.P.
---------------------------------------------------
     (Typed or Printed Name)

     By: Hovde Capital, L.L.C., general partner
     By: Richard J. Perry, Jr., Secretary
---------------------------------------------------
     (Signature)

     /s/ Richard J. Perry, Jr.
---------------------------------------------------
     (Signature)

     1824 Jefferson Place, N.W.
---------------------------------------------------
     (Mailing Address)

Washington               DC        20036
---------------------------------------------------
(City)                   (State)        (Zip)

               2/4/98
---------------------------------------------------
               (Date)


Acct.
No:____________________________________________

                                                                       EXHIBIT D

NationsBanc Montgomery Securities LLC

                             PRIME BROKER AGREEMENT

In accordance with the requirements set forth in the January 25, 1994 No-Action Letter of the Division of Market Regulation of the Securities and Exchange Commission (the "No-Action Letter"), NationsBanc Montgomery Securities LLC ("NMS"), a North Carolina corporation, and each Customer on whose behalf this agreement has been executed ("Customer"), hereby agree as follows.

1. As of October 3, 1994 or such later date when the No-Action Letter shall become effective, this Agreement shall apply to all transactions in which NMS is given up as the prime broker for Customer; i.e. transactions executed for Customer by one or more executing brokers (each, an "Executing Broker"), which transactions are submitted to NMS for clearance and settlement.

2. If Customer is the beneficial owner of an account managed by an Investment Advisor registered with the Securities and Exchange Commission under the Investment Advisors Act of 1940 or such other authorized agent, attorney in fact or third party ("Investment Advisor"), then this Agreement has been executed on Customer's behalf by such Investment Advisor. Each Customer on whose behalf this Agreement has been executed is named on Schedule A hereto, as such Schedule may be modified from time to time. Investment Advisor represents and warrants that it has on file written authorization to execute agreements on behalf of each Customer named on Schedule A and shall indemnify and hold NMS harmless from any claim or claims arising from Investment Advisor's unauthorized execution of this Agreement on any such Customer's behalf.

3. All Executing Brokers through whom Customer or Investment Advisor, as the case may be, is initially authorized to execute prime brokerage transactions are identified on Schedule B hereto. Prior to entering into a prime brokerage transaction with an Executing Broker not identified on Schedule B. Customer or Investment Advisor shall state in a writing sent via facsimile to NMS that it desires to do so and confirm with NMS that a prime brokerage agreement has been executed- between NMS and such Executing Broker. Upon execution of a prime brokerage agreement between NMS and such Executing Broker, Schedule B hereto shall be deemed automatically amended to include such Executing Broker and, only thereafter, may Customer execute prime brokerage transactions with such Executing Broker pursuant to this Agreement.

4. Customer or Investment Advisor, as the case may be, will promptly notify NMS of each transaction executed by an Executing Broker on Customer's behalf, no later than the close of business on trade date. At a minimum, such notice will include the security involved, the number of shares or units, the price per share or unit, whether the transaction was a long or short sale or a purchase, the Executing Broker and the Executing Broker's commission.

5. On the next business day following trade date, NMS will send to Customer, or if requested in writing, to Investment Advisor, notification confirming the details of each transaction executed by Executing Broker on Customer's behalf, based upon the information provided to NMS by Customer or Investment Advisor. Such notification will include all information required for a confirmation pursuant to Rule 10b-10 under the Securities Exchange Act of 1934 ("Rule 10b-10"), except the capacity of the executing broker, an average price designation, and, in principal trades, the reported trade price and the difference between that price and the net price to Customer, if this information has not been provided to NMS by Customer or Investment Advisor. In addition, the notification will disclose any transaction-based charges imposed by NMS and any commission charged by Executing Broker.

6. NMS will settle transactions on Customer's behalf, unless, during the time permitted for disaffirmations under the agreement then in effect between NMS and Executing Broker, NMS disaffirms all unsettled transactions of Customer that NMS determines to disaffirm in good faith and in accordance with reasonable commercial standards. NMS will promptly send to Customer or Investment Advisor, as applicable, a notice of cancellation of all disaffirmed transactions to offset any notifications sent previously. NMS shall not be responsible for the clearance and settlement of transactions that it disaffirms. Rather, Customer shall be responsible and liable solely to Executing Broker(s) for the clearance and settlement of such transactions.

7. Without limiting the generality of the foregoing, if Customer is the beneficial owner of an account managed by an Investment Advisor registered under the Investment Advisor's Act of 1940, NMS, in its sole and absolute discretion, may elect not to settle prime brokerage transactions on behalf of Customer if Customer fails to maintain in its account with NMS minimum net equity of at least $250,000 in cash or securities with a ready market as defined in Rule 15c3-l(c)(11) under the Securities Exchange Act of 1934. Otherwise, if Customer is not the beneficial owner of an account managed by an Investment Advisor registered under the Investment Advisor's Act of 1940, NMS, in its sole and absolute discretion, may elect not to settle prime brokerage transactions on behalf of Customer if Customer fails to maintain in its account with NMS minimum net equity of at least $1,000,000 in cash or securities with a ready market as defined in Rule 15c3-l(c)(11) under the Securities Exchange Act of 1934.

8. Furthermore, in the event net equity in Customer's account with NMS falls below the minimum amount set forth in the No-Action Letter, Customer shall have until 12:00 noon of the fifth business day following the date on which net equity fell below the minimum amount to restore net equity to the level required in the No-Action Letter. If Customer fails to restore net equity to the required level, NMS shall notify each Executing Broker, by the same day's close of business, that NMS is no longer acting as Prime Broker for Customer. As of the day following such notice, NMS may not accept any prime brokerage transactions commenced on behalf of Customer.


9. So long as this Agreement is in effect, NMS will be responsible to ensure that all transactions which it has affirmed and not subsequently disaffirmed, and is obligated to clear, are cleared between NMS and Customer, and accordingly, appear on NMS's books in either a cash or margin account for Customer and conform to Regulation T promulgated by the Board of Governors of the Federal Reserve System and applicable self-regulatory organization margin requirements.

10.Customer may instruct, in a writing separate from the prime brokerage agreement between Customer and Executing Broker, Executing Broker to send confirmations of transactions, as required by Rule l0b-10, to Customer in care of NMS. Confirmations received by NMS on Customer's behalf are available to Customer without charge, promptly upon request. The parties acknowledge that providing such an instruction is not a condition to entering into this Agreement, nor shall Customer be charged differential fees or otherwise receive incentives for providing such an instruction.

11.NMS is hereby authorized to disclose Customer's name and address to each Executing Broker identified on Schedule B. as such Schedule may be modified from time to time, to enable such Executing Broker to establish on its books an account for Customer to be used in the event transactions are disaffirmed by NMS.

12.NMS will issue to Customer a statement of account at least on a quarterly basis. The statement will include all transactions that occurred during the statement period and the resultant security positions and money balances.

13.Customer represents and warrants that it is currently in compliance, and during the term of this Agreement will remain in compliance, with all applicable requirements of the No-Action Letter, and any supplements or amendments thereto; including, in particular, the requirement that it execute an agreement similar to this Agreement with each Executing Broker at any point in time identified on Schedule B.

14.In the event of an inconsistency between any term or terms of this Agreement and those of any Cash Account Agreement, Margin Agreement or Clearing Agreement between the parties, this Agreement shall control to the extent of such inconsistency.

15.This Agreement may be amended or modified only by NMS upon prior written notice to Investment Advisor or Customer. Such amendment or modification shall become effective immediately in the event Customer continues to accept prime brokerage services from NMS after the date on which such notice is given.

16.This  Agreement may be terminated by either party hereto upon  prior  written notice. Any such termination shall not affect Customer's liabilities and obligations to NMS with respect to transactions executed prior to such termination.

17.This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflict of law principles thereof.


18.     (a)  Arbitration is final and binding on the parties.

                (b) The parties are waiving their rights to seek remedies in court, including the right to a jury trial.

               (c) Pre-arbitration discovery is generally more limited than and different from court proceedings.

                (d) The arbitrators' award is not required to include factual findings or legal reasoning and any party's right to appeal or seek modifications or rulings by the arbitrators is strictly limited.

                (e) The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

ANY CONTROVERSY BETWEEN NMS OR ANY OF ITS AFFILIATES OR ANY OF ITS OR THEIR PARTNERS, OFFICERS, DIRECTORS OR EMPLOYEES ON THE ONE HAND, AND CUSTOMER AND/OR INVESTMENT ADVISOR ON THE OTHER HAND, ARISING OUT OF OR RELATING TO THIS
AGREEMENT OR THE ACCOUNTS ESTABLISHED HEREUNDER, SHALL BE SETTLED BY ARBITRATION, IN ACCORDANCE WITH THE RULES THEN OBTAINING OF THE NEW YORK STOCK EXCHANGE, INC. (OR SUCH OTHER ARBITRATION PANEL OR BOARD AS MAY BE REQUIRED BY
LAW). ANY AWARD OF THE ARBITRATORS SHALL BE FINAL, AND JUDGMENT UPON THE AWARD RENDERED MAY BE ENTERED IN ANY COURT, STATE OR FEDERAL, HAVING JURISDICTION.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement, WHICH IS ACKNOWLEDGED TO CONTAIN A PRE-DISPUTE ARBITRATION CLAUSE, to be duly executed and delivered as of the date set forth below.


Financial Institution Partners II, L.P.
-----------------------------------------
CUSTOMER OR INVESTMENT ADVISOR                    ACCEPTED AND AGREED TO:
                                                  NATIONSBANC MONTGOMERY
By:  HOVDE CAPITAL, L.L.C., general partner       SECURITIES LLC AS PRIME
                                                  BROKER

By:  /s/ Richard J. Perry, Jr.                    By:  /s/ Glen Dailey
-----------------------------------------         -------------------------
Richard J. Perry, Jr., Secretary                  Senior Managing Director
-----------------------------------------         ----------------------------
Print Name and Title                              Print Name and Title

Date:     2/4/98                                  Date:     2/5/98
          ------                                            -------

                                                                       EXHIBIT E

NationsBanc Montgomery Securities LLC
                              ________________________________
                              ACCOUNT NUMBER

                              ________________________________
                              ACCOUNT NAME


                              PARTNERSHIP AGREEMENT

Ladies and Gentlemen:

In consideration of your opening and carrying a partnership account in the name of Financial Institution Partners II, L.P. a duly organized partnership (the "Partnership") of which each of the undersigned is a general partner, the undersigned jointly and severally agree that each of the following persons, to wit:

Eric D. Hovde                           Steven D. Hovde
--------------------------------        --------------------------------

Richard J. Perry, Jr.
--------------------------------        --------------------------------

are hereby appointed the authorized agents and attorneys-in-fact of the Partnership (the "Authorized Agents"), and shall have authority on behalf of the Partnership, and for its account and risk, to buy, sell (including short sales), tender, convert, exchange, trade and otherwise deal in, through you as brokers, stocks, bonds, options and any other securities (on margin or otherwise) in accordance with your terms and conditions for the Partnership account.

You are authorized to follow the instructions of the Authorized Agents in every respect concerning said account, and to deliver to them on behalf of the Partnership account all demands, notices, confirmations, reports, statements of accounts, and communications of every kind; to deliver to them on behalf of the Partnership account money, securities and property of every kind, and to follow the orders of said Authorized Agents regarding the same. The Authorized Agents are hereby authorized to execute and deliver on behalf of the Partnership account agreements relating to any of the foregoing matters and to terminate or modify same or waive any of the provisions thereof; and generally to deal with you on behalf of the Partnership account as fully and completely as if each alone were interested in said accounts, all without notice to the other or others interested in said account.

This Authorization and indemnity is in addition to, and in no way limits or restricts, any rights which you have under any other agreement or agreements between you and the undersigned, or any of them, now existing or hereafter entered into, and is binding on the Partnership and its legal representatives, successors and assigns. This authorization and indemnity is also a continuing one and shall remain in full force and effect until revoked by a written notice, addressed to you and delivered to you at your principal office in San Francisco. No such revocation shall affect any liability arising out of any transaction initiated prior to such revocation. The undersigned, jointly and severally agree to indemnify and hold you harmless from and to pay you promptly on demand any debit balance in said account, including any loss or debit balance resulting from transactions initiated prior to receipt of such revocation.

The undersigned hereby certify that the general and/or limited partners of said Partnership are as follows: *

Name      N/A                                Occupation
          -------------------------                    ------------------------
Name                                         Occupation
          -------------------------                    ------------------------
Name                                         Occupation
          -------------------------                    ------------------------
*or attach signature page(s) of partnership


Name                                         Occupation
     -------------------------                         ------------------------
Name                                         Occupation
     -------------------------                         ------------------------
Name                                         Occupation
     -------------------------                         ------------------------
Name                                         Occupation
     -------------------------                         ------------------------
Name                                         Occupation
     -------------------------                         ------------------------
Name                                         Occupation
     -------------------------                         ------------------------
Name                                         Occupation
     -------------------------                         ------------------------
Name                                         Occupation
     -------------------------                         ------------------------
Name                                         Occupation
     -------------------------                         ------------------------

The undersigned further authorizes you, in the event of death or retirement of any of the general and/or limited partners of said Partnership, to take such proceedings, require such papers, retain such portions or restrict transactions in said account as you may deem advisable to protect you against any liability, penalty or loss under any present or future laws or otherwise. It is further agreed that in the event of the death or retirement of any member of the said Partnership the remaining members will immediately cause you to be notified of such fact.

This Authorization and indemnity and its enforcement shall be governed by the laws of the State of New York, shall cover individually and collectively all accounts covered by this agreement and authorization which the undersigned may open or reopen with you, and shall inure to the benefit of your present organization, and any successor organization, irrespective of any change or changes of any kind of the personnel thereof for any cause whatsoever, and of the assigns of your present organization or any successor organization.

Customer consent to loan or pledge of securities and other property (not applicable to cash accounts): each of the undersigned has signed the enclosed Customer's Agreement and Customer's Loan Consent which are intended to cover, in addition to the provisions hereof, the terms upon which the Partnership is to be carried.



                                   Very truly yours,

                                   HOVDE CAPITAL, L.L.C.

Dated:    2/4/98                   By:  /s/ Richard J. Perry, Jr.

                                    General Partner(s)

                                    _______________________________


                                    _______________________________